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                                                                  EXHIBIT (a)(5)

                             IONA TECHNOLOGIES PLC
                               The IONA Building
                                Shelbourne Road
                                  Ballsbridge
                               Dublin 4, Ireland

                                October 16, 2002

Dear Executive Officer:

     IONA recognizes that, as a result of today's difficult market conditions, many of the stock options granted in the recent past under the Company's 1997 Share Option Scheme (the "1997 Scheme"), as well as options originally granted under the Genesis Development Corporation 1997 Stock Option Plan (the "Genesis Plan"), the Object-Oriented Concepts, Inc. Stock Option Plan (the "OOC Plan"), and the Netfish Technologies, Inc. 1999 Stock Option Plan (the "Netfish Plan") (these plans are sometimes referred to hereinafter collectively as the "Participating Plans"), do not adequately recognize our employees' valued contribution to the Company's ongoing success.

     Today the Company is pleased to announce that we are offering you the opportunity to exchange your outstanding options under the Participating Plans, having an exercise price per share more than $3.00, for new options to be granted under the Company's 1997 Share Option Scheme.

     We are offering this exchange program to ensure that we continue to retain our valued employees and to increase the value of IONA for the benefit of all our shareholders. This offer is being made to you under the specific terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, each of which is enclosed with this letter.

     This letter is only a summary of the offer and does not contain all of the terms and conditions of the offer. You should carefully read the entire Offer to Exchange, Letter of Transmittal and other documents enclosed with this letter before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange so it is critically important that you read carefully and understand the terms of the offer, as well as consult with your tax and financial advisors before you make your individual decision to tender your options for exchange.

     If you decide to participate, in exchange for any eligible options tendered by you, you will receive new options under the 1997 Scheme exercisable for a number of the Company's Ordinary Shares determined in accordance with the following Exchange Ratio, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share:

                                           EXCHANGE RATIO OF
  EXERCISE PRICE OF OPTIONS TENDERED  OLD OPTIONS FOR NEW OPTIONS
  ----------------------------------  ---------------------------
            $19.99 or less                  1 old for 1 new
      Between $20.00 and $29.99             2 old for 1 new
      Between $30.00 and $39.99             3 old for 1 new
            $40.00 or more                  5 old for 1 new

     Please note that the offer is made with respect to each option grant in its entirety, which means that if you decide to tender any options subject to a specific grant, you must tender all of the outstanding options subject to that grant. All partial tenders of individual grants will be rejected. In addition, if you tender any option grants for exchange, you will be deemed to have automatically tendered for cancellation and forfeited without exchange all options (regardless of their exercise prices) held by you with grant dates on or after April 16, 2002. If we accept tendered options for exchange, all options which you have tendered (including all options which are deemed to have been automatically tendered by you) will be irrevocably terminated and cancelled.
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     The Company will not grant the new options until a business day that is at least six months and one day after the date the Company cancels the tendered options accepted for exchange. The Company currently expects to grant the new options on May 15, 2003, unless the offer is extended.

     In accordance with the terms of the offer, the new options will be granted at an exercise price equal to 100% of the fair market value of the Company's Ordinary Shares on the date the Company grants the new options, which is generally determined by the last reported sale price of the Company's ADRs on the Nasdaq National Market on the last trading day immediately prior to the grant date.

     Your new options will vest on the same basis with the same vesting commencement date and vesting schedule as your currently outstanding options.

     To tender your options, you must properly complete and return to the Company the Letter of Transmittal and any other documents specified in that letter before the expiration date of the offer. You must return a properly executed paper copy or facsimile copy of the documents to the Company. (Email delivery will not be accepted). We currently expect that the offer will remain open until 12:00 midnight, U.S. Eastern time, on November 13, 2002, after which time we will, in our discretion, decide whether to accept any of the tendered options.

     This offer is only being made to all current employees of the Company including eligible executive officers, and its subsidiaries who are otherwise eligible to receive options under the 1997 Scheme. If you are not an employee of the Company from the date you tender your options for exchange through the date the new options are granted, you will not receive any new options for your tendered options that have been accepted for exchange.

     There is no way to predict what the price of the Company's Ordinary Shares or ADRs will be during the next six months or thereafter. The market price of our ADRs on the date of grant of any new options granted to you may be higher than the current exercise price of your options. To receive the grant of new options, you must remain an employee of the Company. For these reasons, you should make a decision to tender only after careful, considered thought.

     Remember that participation in the offer is completely voluntary. Neither the Company nor the Company's Board of Directors nor any committee thereof makes any recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether or not to tender your options.

     If you have any questions about the offer, please contact Philip Pender or Michael Farry by telephone: 011-353-1-637-2000, or by facsimile:
011-353-637-2842.

     Lastly, I would like to take this opportunity to thank you for your contribution to IONA's success in the past and I look forward to our continued success in the future.

                                          Sincerely,

                                          /s/ Barry S. Morris
                                          ------------------------------------
                                          BARRY S. MORRIS
                                          Chief Executive Officer and Director

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